Filing by PowerShares Actively Managed Exchange-Traded Fund Trust pursuant to Rule 425 under the Securities Act of 1933.

Subject Companies:

Claymore Exchange-Traded Fund Trust

Claymore Exchange-Traded Fund Trust 2

333-221699

EXCHANGE-TRADED FUNDS PROXY FACT SHEET FOR:
GUGGENHEIM EXCHANGE-TRADED FUNDS
CLAYMORE EXCHANGE-TRADED FUND TRUST
CLAYMORE EXCHANGE-TRADED FUND TRUST 2

SPECIAL JOINT MEETING IMPORTANT DATES		SPECIAL MEETING LOCATION
Record Date	DECEMBER 20, 2017	OFFICES OF THE TRUSTS
Mail Date	JANUARY 10, 2018	227 WEST MONROE STREET
Meeting Date	FEBRUARY 16, 2018 @ 1:00 PM CST	CHICAGO, ILLINOIS 60606
ADDITIONAL INFORMATION		C ONTACT INFORMATION
Ticker Symbol	SEE PAGE 5 – 6	Inbound Line	1-888-567-1626
CUSIP	SEE PAGE 5 – 6	Website	www.guggenheiminvestments.com

What are Shareholders being asked to vote on?

1.

To approve an Agreement and Plan of Reorganization (“Plan of Reorganization”) that provides for the reorganization of the Fund into a corresponding, newly formed series of the PowerShares by Invesco family of funds (a “PowerShares Fund”).

BOARD OF TRUSTEES RECOMMENDATION – FOR

What is happening?

Management and the Board of Trustees of the Claymore Funds (the “Claymore Board”) has recommended reorganizing each Claymore Fund into a corresponding, newly formed PowerShares Fund (the “Reorganization”). The Plan of Reorganization is being submitted to a vote of the shareholders of each Claymore Fund because, pursuant to the terms of the Plan of Reorganization and as required by the Claymore Funds’ governing documents, the Reorganization will not be consummated without shareholder approval. In other words, if shareholders of a Claymore Fund do not approve the Plan of Reorganization, that Claymore Fund will not be reorganized into its corresponding PowerShares Fund.

Why is the Plan of Reorganization being proposed by Management?

On September 28, 2017, Guggenheim Capital LLC (“Guggenheim Capital”) entered into an agreement (the “Transaction Agreement”) to sell its exchange-traded funds (“ETF”) business to Invesco Ltd. (“Invesco”), a leading independent global investment management company (the “Transaction”). In connection with the Transaction, the investment advisers of the Claymore Funds (the “Claymore Advisers”) recommended that the Claymore Board approve the Plan of Reorganization to reorganize the Claymore Funds into the PowerShares by Invesco family of funds.

Will the value of my shares change as a result of the Reorganization?

Under the Plan of Reorganization, each Claymore Fund will be reorganized into a corresponding PowerShares Fund. The shares of a PowerShares Fund (and cash with respect to any fractional shares) you receive in exchange for your Claymore Fund shares will have an aggregate Net Asset Value equal to the aggregate Net Asset Value of your respective Claymore Fund shares as of the close of business on the business day before the closing date of the Reorganization (the “Closing Date”).

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Are there any significant differences between the Claymore Fund shares and the PowerShares Fund shares?

In general, the method of buying and selling shares, pricing, and portfolio holdings disclosure policies, among other factors, are substantially similar between the Funds. Additionally, distributions of net investment income and net realized capital gains by each PowerShares Fund will be paid on the same schedule as the corresponding Claymore Fund after the Reorganization.

The Claymore Trusts are organized in Delaware. Certain Claymore Funds will be reorganized into PowerShares Trusts that are organized in Delaware, and certain Claymore Funds will be reorganized into PowerShares Trusts that are organized in Massachusetts.. Although the differing state laws result in some differences, the governing instruments of the Trusts are substantially similar.

Will the reorganization result in a higher investment management fee rate or higher fund expense ratios? How do the expenses of the funds compare?

No change will occur in the advisory fee rate as a result of the Reorganization. In addition, IPCM has agreed to limit the total annual fund operating expense ratio (after waivers) of each PowerShares Fund (subject to certain exclusions) at the same or lower level as the total annual fund operating expense ratio (after waivers) of the corresponding Claymore Fund (subject to certain exclusions) as of September 28, 2017 through the later of: (i) two years from the Closing Date; or (ii) the expiration date of the corresponding Claymore Fund’s expense cap as listed in its then current registration statement on September 28, 2017. After the expiration of the PowerShares’ expense limit discussed above, the expense ratio of a Fund (which is expressed as a percentage of the value of your investment) may increase due to any fluctuation in an expense not covered by a unitary fee or expense cap, and in the case of non-unitary fee Funds, expense ratios may increase at smaller asset levels due to certain fixed expenses. Given potential variations in asset levels and excluded expenses, the Funds cannot reasonably forecast expenses beyond the duration of the expense limit.

How are the Funds expected to benefit from the proposed Reorganizations?

After a careful consideration of the proposed Reorganization, the Claymore Board determined that the Reorganization was in the best interests of each of the Claymore Funds. In making this determination, the Claymore Board considered information provided by Guggenheim and Invesco with respect to the potential benefits of the Reorganization, including that the Claymore Funds may benefit from an organization of Invesco’s size and scale, as well as from Invesco’s range of services, financial strength and ETF industry expertise, and that access to Invesco’s distribution capabilities may create the potential for asset growth which, if realized, may result in better liquidity, narrower trading spreads and greater efficiencies.

What did Management consider when proposing the Plan of Reorganization?

The Claymore Advisers conducted a comparative evaluation of (i) the PowerShares by Invesco family of funds, (ii) IPCM, the investment adviser of the PowerShares Funds and an indirect, wholly owned subsidiary of Invesco, and (iii) Invesco, the parent company of IPCM. Such evaluation included (i) IPCM’s investment processes and capabilities, (ii) IPCM’s and Invesco’s administrative and distribution capabilities, (iii) the other funds offered by IPCM, (iv) the compliance culture and infrastructure of IPCM, Invesco and the PowerShares by Invesco family of funds, and (v) the reputation of Invesco, IPCM and the

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PowerShares by Invesco family of funds in the marketplace. In view of the foregoing considerations, each Claymore Adviser believes that the proposed Reorganization is in the best interests of the Claymore Funds and their shareholders.

How do the funds’ investment objectives, fundamental investment restrictions, principal investment strategies and principal investment risks compare?

Each PowerShares Fund will have the same investment objective, and substantially similar principal investment strategies and principal investment risks, as its corresponding Claymore Fund.

How do the Funds’ historical performance compare?

Each PowerShares Fund is a newly formed “shell” fund that has not yet commenced operations, and therefore has no performance history. Each PowerShares Fund has been organized solely in connection with the Reorganization to acquire all or substantially all of the assets and all of the stated liabilities included in the financial statements of its corresponding Claymore Fund and continue the business of the Claymore Fund. Therefore, if shareholders of a Claymore Fund approve the Plan of Reorganization and that Claymore Fund is reorganized into its corresponding PowerShares Fund, the Claymore Fund will remain the “accounting survivor.” This means that the PowerShares Funds will continue to show the historical investment performance and returns of the Claymore Funds (even after their liquidation).

Will the service providers change if shareholders approve the proposal?

Most service providers will change. The Claymore Advisers currently serve as the investment managers for the Claymore Funds. IPCM will serve as the investment manager to the PowerShares Funds and will manage the PowerShares Funds after the Reorganization. The current portfolio managers of the Claymore Funds will no longer manage the Funds after the Reorganization, and portfolio managers of certain of the PowerShares by Invesco family of funds will assume management responsibilities for the PowerShares Funds. Additionally, the distributor, administrator and independent registered public accounting firm of the Claymore Funds will change in connection with the Reorganization.

Assuming shareholders approve the Plan of Reorganization, when will it take place?

If shareholders of a Claymore Fund approve the Plan of Reorganization and other closing conditions are met or waived, the Reorganization will occur on or about the Closing Date, which is anticipated to be March 26, 2018.

Who is Invesco PowerShares?

Invesco PowerShares Capital Management LLC, located at 3500 Lacey Road, Suite 700, Downers Grove, Illinois 60515, is registered as an investment adviser with the SEC. IPCM is an indirect, wholly owned subsidiary of Invesco. IPCM serves as the investment adviser to the PowerShares by Invesco family of funds. As of November 30, 2017, IPCM advised more than 154 ETFs with combined assets under management of approximately $79.4 billion. Invesco Advisers serves as the sub-adviser to the PowerShares Funds that are actively managed.

Will the Funds pay expenses associated with the Meeting and/or Reorganization?

No. The Claymore Advisers, IPCM or their affiliates will bear all of the fees and expenses of the Funds relating to the Reorganization, including proxy solicitation costs. The Funds will not bear any costs or

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expenses, directly or indirectly, related to the Transaction and the Reorganization, regardless of whether the Reorganization is consummated.

What happens if the Reorganization is not approved?

The Reorganization will be carried out on a fund-by-fund basis. If shareholders of a Claymore Fund do not vote to approve the Plan of Reorganization, the Reorganization will not occur with respect to that Claymore Fund. While the consummation of the Reorganization of one Claymore Fund is not contingent on the specific consummation of the Reorganization of any other Claymore Fund, the Reorganization will not close unless the conditions to the closing of the Transaction Agreement are met or waived by the applicable parties. One condition to both parties’ obligations to effect the closing under the Transaction Agreement is that the annualized revenues of Guggenheim Capital’s ETF business as of a date shortly prior to the closing under the Transaction Agreement are at least 70% of those revenues as of September 8, 2017, calculated in a manner that excludes the impact of market movements and any Claymore Funds that have not received shareholder approval for the Reorganization by the calculation date. If this condition (or other applicable conditions) are not met or waived, the Reorganization will not be consummated, even if shareholders of one or more Claymore Funds approved the Reorganization, and the Claymore Funds will not be combined with the PowerShares Funds.

Who will manage my Fund if the Reorganization is not approved before the closing of the Transaction?

One of the conditions of the Transaction is that each Claymore Fund’s current investment management agreement with a Claymore Adviser will terminate immediately prior to the closing of the Transaction, which is expected to occur at the same time as the closing of the Reorganization. If shareholders of a Claymore Fund have not approved the Reorganization of such Claymore Fund by the time of closing of the Transaction, it is anticipated that the Claymore Fund would follow Rule 15a-4 under the 1940 Act, which permits the Claymore Board to approve, and for the Claymore Fund to enter into, an interim investment advisory contract with IPCM pursuant to which IPCM, as an interim adviser, may serve as the investment adviser to the Claymore Fund for a period not to exceed 150 days following the termination of the current advisory agreement(s) to be able to continue uninterrupted portfolio management services for such Claymore Fund. After the 150 day period has expired, if shareholders of a Claymore Fund have still not approved the Reorganization, the Claymore Board will consider what additional action to take in the best interests of that Claymore Fund, including possibly liquidating the Claymore Fund.

What are the Federal Income Tax Consequences of the reorganization?

The Reorganization, as to each of the Claymore Funds, is intended to qualify as a tax-free “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended, and will not take place unless an opinion of counsel is provided to that effect. Assuming the Reorganization so qualifies, there is expected to be no gain or loss recognized by shareholders for U.S. federal income tax purposes as a direct result of the Reorganization (except with respect to cash received by a shareholder in lieu of fractional shares).

THE BOARD OF TRUSTEES RECOMMENDS A VOTE “FOR” PROPOSAL 1

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VOTING METHODS

PHONE:

To cast your vote by telephone with a proxy specialist, call the toll-free number found on your proxy card. Representatives are available to take your voting instructions Monday through Friday 9:00 a.m. to 10:00 p.m. Eastern Time.

MAIL:	To vote your proxy by mail, check the appropriate voting box on the proxy card, sign and date the card and return it in the enclosed postage-paid envelope.

TOUCH-TONE:	To cast your vote via a touch-tone voting line, call the toll-free number and enter the control number found on your proxy card.

INTERNET:	To vote via the Internet, go to the website on your proxy card and enter the control number found on the proxy card.

Proxy Materials Are Available Online At: www.proxyonline.com/docs/claymoreetftrust.pdf

NAME OF FUND	CUSIP	CLASS	TICKER
Guggenheim BulletShares 2018 Corporate Bond ETF	18383M530	Common	BSCI
Guggenheim BulletShares 2018 High Yield Corporate Bond ETF	18383M381	Common	BSJI
Guggenheim BulletShares 2019 Corporate Bond ETF	18383M522	Common	BSCJ
Guggenheim BulletShares 2019 High Yield Corporate Bond ETF	18383M373	Common	BSJJ
Guggenheim BulletShares 2020 Corporate Bond ETF	18383M514	Common	BSCK
Guggenheim BulletShares 2020 High Yield Corporate Bond ETF	18383M365	Common	BSJK
Guggenheim BulletShares 2021 Corporate Bond ETF	18383M266	Common	BSCL
Guggenheim BulletShares 2021 High Yield Corporate Bond ETF	18383M225	Common	BSJL
Guggenheim BulletShares 2022 Corporate Bond ETF	18383M258	Common	BSCM
Guggenheim BulletShares 2022 High Yield Corporate Bond ETF	18383M217	Common	BSJM
Guggenheim BulletShares 2023 Corporate Bond ETF	18383M241	Common	BSCN
Guggenheim BulletShares 2023 High Yield Corporate Bond ETF	18383M183	Common	BSJN
Guggenheim BulletShares 2024 Corporate Bond ETF	18383M233	Common	BSCO
Guggenheim BulletShares 2024 High Yield Corporate Bond ETF	18383M134	Common	BSJO
Guggenheim BulletShares 2025 Corporate Bond ETF	18383M191	Common	BSCP
Guggenheim BulletShares 2025 High Yield Corporate Bond ETF	18386R403	Common	BSJP
Guggenheim BulletShares 2026 Corporate Bond ETF	18383M126	Common	BSCQ
Guggenheim BulletShares 2027 Corporate Bond ETF	18386R205	Common	BSCR
Guggenheim Ultra Short Duration ETF	18383M654	Common	GSY
Guggenheim S&P Global Dividend Opportunities Index ETF	18383M860	Common	LVL
Guggenheim BRIC ETF	18383M100	Common	EEB
Guggenheim Defensive Equity ETF	18383M878	Common	DEF
Guggenheim Dow Jones Industrial Average Dividend ETF	18383M175	Common	DJD
Guggenheim Insider Sentiment ETF	18383M209	Common	NFO
Guggenheim Mid-Cap Core ETF	18383M720	Common	CZA
Guggenheim Multi-Asset Income ETF	18383M506	Common	CVY

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Guggenheim Raymond James SB-1 Equity ETF	18383M613	Common	RYJ
Guggenheim S&P Spin-Off ETF	18383M605	Common	CSD
Wilshire Micro-Cap ETF	18383M308	Common	WMCR
Wilshire US REIT ETF	18383M472	Common	WREI
Guggenheim Canadian Energy Income ETF	18383Q606	Common	ENY
Guggenheim China Real Estate ETF	18383Q861	Common	TAO
Guggenheim China Small Cap ETF	18383Q853	Common	HAO
Guggenheim Frontier Markets ETF	18383Q838	Common	FRN
Guggenheim International Multi-Asset Income ETF	18383Q804	Common	HGI
Guggenheim Shipping ETF	18383Q796	Common	SEA
Guggenheim MSCI Global Timber ETF	18383Q879	Common	CUT
Guggenheim China All-Cap ETF	18385P101	Common	YAO
Guggenheim China Technology ETF	18383Q135	Common	CQQQ
Guggenheim S&P Global Water Index ETF	18383Q507	Common	CGW
Guggenheim S&P High Income Infrastructure ETF	18383Q721	Common	GHII
Guggenheim Solar ETF	18383Q739	Common	TAN
Guggenheim Total Return Bond ETF	18385P705	Common	GTO
Guggenheim U.S. Large Cap Optimized Volatility ETF	18385P804	Common	OVLC

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